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October 22, 2009

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Art Design, Inc. (the Company)
Form 10-K for the Year Ended December 31, 2008
Filed March 27, 2009
Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
Filed May 21, 2009 and August 14, 2009
File Number: 000-52690

Dear Mr. Owings;

This is in response to your September 25, 2009 comment letter to the Company. The numbered paragraphs correspond to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.           Please apply the following comments regarding your Form 10-K to your Forms 10-0 for the quarterly periods ended March 31, 2009 and June 30, 2009 to the extent applicable.

             Your comment has been noted. All comments have been applied to the Form 10-K and the Forms 10-Q.

Item 1A. Risk Factors, page 7

2.           Your second risk factor on page eight states that you have never operated as a public company. Considering that your registration statement became effective in December 2006, please revise this risk factor to address your current experience as a public company, Alternatively, if you do not believe this continues to be a material risk, please delete the risk factor.

The risk factor has been revised.

Mr. H. Christopher Owings
October 22, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.           In the third paragraph on page 17 you state that you believe you must generate $100,000 in revenue per year to operate at a break-even level. Considering that you generated revenue of $133,154 and had a net loss of $53,993 in 2008, please expand your disclosure to address how you determined your break-even revenue number. Please also discuss and revise your disclosure to address how your statement on page 17 that you must generate $100,000 in revenues per year to be profitable is consistent with your statement on page 19 that you estimate that you must generate $3,000 in sales per month to be profitable. As a related matter, your Form 10-0 for the period ended June 30, 2009 inconsistently states that you must generate $132,000 (page 13) and $200,000 (page 15) in revenue per year to break even. Further, your Form 10-0 for the period ended March 31, 2009 inconsistently states that you must generate $36,000 (page 12) and $200,000 (page 14) in revenue per year to break even and $16,000 in sales per month (page 12) to be profitable. In your response to this comment, please clarify which numbers are accurate.

The appropriate clarifications have been made.

4.           We note your statement in the fourth paragraph on page 17 that you expect to incur losses in future periods because of insufficient revenues. In light of this, please revise your discussion as appropriate to address how this statement is consistent with your disclosure in the last paragraph on page 17 that you believe your capital is sufficient because you can attract sufficient product sales and services to become profitable, and your statement in the third paragraph on pagc 18 that you plan to break even or operate at a profit over the next twelve months.

The appropriate clarifications have been made.

Liquidity and Capital Resources, page 17

5.           Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or laconic or result in your liquidity decreasing or increasing in any material way. For example, we note your statement on page 18 that your business activity is closely tied to the economy. In light of current economic conditions throughout the United States, discuss whether you expect this trend to continue and how it may impact your plans, your available liquidity, or any other factors. See Item 303 of Regulation S-K, and SEC Release No. 33-8350 (December 19, 2003) available at www.sec.gov.

The Company has provided additional disclosures.

Mr. H. Christopher Owings
October 22, 2009

Plan of Operation

6.           You indicate here that you have no plans to expand into other locations or areas, however, your risk factor disclosure on page 9 discusses the risks associated with your strategy to grow and expand your business. Please either revise the discussion here to address your expansion plans or remove the risk factor.

The Company has removed the risk factor.

Item 9A(T). Controls and Procedures, page 32

7.           We note your indication that a comment from the staff has led you to conclude that your failure to provide your report on internal control over financial reporting meant that your disclosure controls and procedures were not effective as of December 31, 2008- Considering the staff’s letter addressed your Form 10-K for the period ended December 31, 2007, it is unclear why you have determined that your disclosure controls and procedures continue to he ineffective as of December 31, 2008. Please explain why you believe that your disclosure controls and procedures are ineffective as of December 31, 2008 and what steps you are taking to remedy this problem. Further, in light of your determination of the ineffectiveness of your disclosure controls and procedures. please tell us how management determined that your internal controls over financial reporting were not also ineffective for the same period.

The appropriate clarifications have been made with respect to the fiscal year ended December 31, 2008.

Item 10. Directors, Executive Officers, and Corporate Governance, page 34

8. Please disclose whether you have adopted a code of ethics, and if not, explain why you have not done so. Refer to Item 406 of Regulation S-K.

The Company has recently adopted a code of business ethics and has filed it as an exhibit to the amended Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management…page 36

9.           Disclose, by footnote or otherwise, the natural person(s) who control Sanders Huttner Partnership, If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov,

Mr. H. Christopher Owings
October 22, 2009

The shares have been distributed out of the partnership, as of October 22, 2009. As a result, no one connected with the partnership owns 5% or more of the Company. We have changed the disclosure accordingly.

Item 15. Exhibits Financial Statement Schedules

10.           You indicate that you have filed a list of your subsidiaries as Exhibit 21.1, but no exhibit is attached to your filing and it does not appear that you previously filed the exhibit. Please revise or advise. Refer to Item 601(b)(21) of Regulation S-K.

The relevant exhibit has been filed with the revised Form 10-K.

11.           Please file as an exhibit the agreement representing the note payable to Mr. Todd Sheehan. Refer to Item 601(b)(10) of Regulation S-K.

The Company has filed the note as an exhibit to the amended Form 10-K. Please note that original amount has been paid down to the remainder disclosed in the Form 10-K.

Signatures

12.           Please revise your signature certification language to use the language from Form 10-K. The language you have used for both the registrant’s and the officers’ and directors’ signatures is inaccurate.

The appropriate clarifications have been made.

Exhibit 31.1 Certification of CEO/CFO Pursuant to Section 302

13.           Your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you have made several alterations to the certification filed with your Form 10-K, as well as the certifications filed with your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009. Please revise.

The appropriate clarifications have been made.

Mr. H. Christopher Owings
October 22, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

14.           You state on page 16, and on page 16 of your Form l0-Q for the quarterly period ended June 30, 2009, that your Chief Executive and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information that is required to be disclosed in your reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Please revise to clarify, if true, that your Chief Executive and Chief Financial Officer concluded that your disclosure controls and procedures are also effective to ensure that information required to he disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

The appropriate clarifications have been made.

Exhibit 31.1 Certification of CEO/CFO Pursuant to Section 302

15.           Please remove the certifier’s title from the opening sentence of your certification.

The title has been removed.

Results of Operations, page 11

16.           Management’s Discussion and Analysis should not be a recitation of your financial statements in narrative form. We note as an example your lack of discussion on page 12 for the reasons behind the decrease in your operating expenses for the three and six months ended June 30, 2009 versus the three and six months ended June 30, 2008. As an additional example, we note your lack of discussion regarding your increase in cost of goods sold as a percentage of sales-net of returns for the same time periods. Please revise. Refer to SEC Release No. 33-8350 (December 19, 2003) available on Our webs site at www.sec.gov.

The appropriate clarifications have been made.

Mr. H. Christopher Owings
October 22, 2009

Item 1A. Risk Factors, page 17

17.           Your last risk factor on page 18 states that two clients accounted for 62% of your revenues in 2008 and 52% of your revenues in 2007. In contrast, pages six and eight of your 10-K for the fiscal year ended December 31, 2008 states that One client accounted tbr approximately 95% of your revenues in 2008 and four clients accounted for approximately 61% of your revenues in 2007. Please revise or advise.

The appropriate clarifications have been made.

Exhibit 31.1 Certification of CEO/CFO Pursuant to Section 302

18.           Please remove the statement in the opening sentence of your CEO/CFO’s certification indicating that the certification is being made on behalf of the company.

The Company has removed the language in the Certification.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact David Wagner at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

Art Design, Inc.

/s/ Kathy Sheehan
Kathy Sheehan
President